Exhibit 99.1

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING.]

AND

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO VALCENT PRODUCTS INC. THAT SUCH REGISTRATION IS NOT REQUIRED.”

Principal $___________	Issue Date: January ____, 2007

CONVERTIBLE NOTE

        FOR VALUE RECEIVED, VALCENT PRODUCTS INC., an Alberta, Canada corporation (hereinafter called “Borrower”), hereby promises to pay to                                                                                                                               (the “Holder”), or order, without demand, the sum of USD$                                    with unpaid accrued interest, on December 11, 2008 (the “Maturity Date”), or sooner as described herein.

        This Note has been entered into pursuant to the terms of a subscription agreement between the Borrower and the Holder, dated of even date herewith (the “Subscription Agreement”), and shall be governed by the terms of such Subscription Agreement. Unless otherwise separately defined herein, all capitalized terms used in this Note shall have the same meaning as is set forth in the Subscription Agreement. The following terms shall apply to this Note:

ARTICLE I

GENERAL PROVISIONS

        1.1   Interest Rate.   Subject to Section 4.6 hereof, interest payable on this Note shall accrue from the Issue Date at a rate per annum (the “Interest Rate”) equal to six percent (6%) per year on the outstanding principal balance, compounded annually. Interest on the Notes shall be cumulative until the earlier of pre-tax earning or the end of the term. Pre-tax earnings are to be determined in accordance with the Issuers quarterly and annual financial statements as filed with the regulatory agencies and will be payable 30 days after filing with the regulatory agencies. Interest shall be payable in either cash or “Units” at US$0.50 per Unit at the discretion of the Note Holder with “Units” as defined in section 2.1 (a) of this Agreement.

        1.2   Conversion Privileges.   The Conversion Privileges set forth in Article II shall remain in full force and effect immediately from and after the occurrence of an Event of Default as described in Article III and the Subscription Agreement and until the Note is paid in full. The Note and any outstanding sums due in connection herewith shall be payable in full on the Maturity Date, unless previously converted into Common Stock in accordance with Article II hereof, provided, that if an Event of Default has occurred, the Holder may extend the Maturity Date for up to a time period equal to the duration of the Event of Default.

ARTICLE II

CONVERSION RIGHTS

        The Holder shall have the right to convert the outstanding principal and interest due under this Note into fully paid and non-assessable shares of the Borrower’s Common Stock (the “Common Stock”) as set forth below or at anytime on or before the Maturity Date at the option of the Holder.

         2.1.        Conversion into the Borrower’s units comprised of Common Stock and Share Purchase Warrant (Exhibit A) as defined below.

         (a)        Subject to the terms of this Note, the Holder shall have the right before and from and after the occurrence of an Event of Default, whether or not such Event of Default is cured, and then at any time until this Note is fully paid, to convert any outstanding and unpaid principal portion of this Note and related unpaid interest at the election of the Holder (the date of giving of such notice of conversion being a “Conversion Date”) into units of securities of the Issuer at $0.50 per unit whereby each unit shall consist of one (1) fully paid and nonassessable share of Common Stock (“Common Share”) and one (1) share purchase warrant to purchase one (1) share of Common Stock at US$0.070 per share until December 11, 2008 (“Warrant Share”), with both Common Shares and Warrant Shares in such stock as existing on the date of issuance of this Note (in aggregate, a “Unit”), or any shares of capital stock of Borrower into which such Common Stock shall hereafter be changed or reclassified, at the conversion price as defined in Section 2.1(b) hereof (the “Conversion Price”), determined as provided herein. Upon delivery to the Borrower of a completed Notice of Conversion, a form of which is annexed hereto, Borrower shall issue and deliver to the Holder within three (3) business days from the Conversion Date (such third day being the “Delivery Date”) that number of shares of Common Stock and share purchase warrants for the portion of the Note converted in accordance with the foregoing. At the election of the Holder, the Borrower will deliver accrued but unpaid interest on the Note through the Conversion Date directly to the Holder in either cash or Units at the Conversion Price on or before the Delivery Date. The number of Units of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal of the Note to be converted, by the Conversion Price.

        (b)         Subject to adjustment as provided in Section 2.1(c) hereof and the Subscription Agreement, the conversion price per Unit shall be USD$0.50 (“Conversion Price”).

         (c)          The Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(a) and (b), shall be subject to adjustment from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

                    A.        Merger, Sale of Assets, etc. If the Borrower at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any other corporation, this Note, as to the unpaid principal portion thereof and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase such number and kind of shares or other securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance as if the Holder had converted this Note immediately prior to such event. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the anti-dilution provisions of this Section shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

                    B.        Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes that may be issued or outstanding, this Note, as to the unpaid principal portion thereof and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change as if the Holder had converted this Note immediately prior to such event.

                    C.        Stock Splits, Combinations and Dividends. If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock in shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately before such event bears to the total number of shares of Common Stock outstanding immediately after to such event.

                    D.        Common Stock reservation. During the period the conversion right exists, Borrower will reserve from its authorized and unissued Common Stock sufficient Common Stock to cover the Common Shares and Warrant Shares. Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

        2.2          Method of Conversion.    This Note may be converted by the Holder in whole or in part as described in Section 2.1(a) hereof and the Subscription Agreement. Upon partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid.

         2.3.        Optional Redemption of Principal Amount.   Provided an Event of Default has not occurred, the Notes and any accrued interest will be unilaterally callable by the Borrower on thirty (30) days written notice at anytime after December 11, 2007. The Borrower will have the option of prepaying the outstanding Principal Amount (“Optional Redemption”), in whole or in part, by paying to the Holder a sum of money equal to the Principal amount to be redeemed, together with accrued but unpaid interest thereon and any and all other sums due, accrued or payable to the Holder arising under this Note, the Subscription Agreement or any Transaction Document through the Redemption Payment Date as defined below (the “Redemption Amount”). Borrower’s election to exercise its right to prepay must be by notice in writing (“Notice of Redemption”). The Notice of Redemption shall specify the date for such Optional Redemption (the “Redemption Payment Date”), which date shall be not less than thirty (30) days after delivery of the Notice of Redemption (the “Redemption Period”). A Notice of Redemption shall not be effective with respect to any portion of the Principal Amount for which the Holder has a pending election to convert pursuant to Section 2.1, or for conversions initiated or made by the Holder pursuant to Section 2.1 during the Redemption Period. On the Redemption Payment Date, the Redemption Amount less any portion of the Redemption Amount against which the Holder has exercised its rights pursuant to Section 2.1, shall be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then (i) such Notice of Redemption will be null and void, (ii) the Borrower will have no right to deliver another Notice of Redemption, and (iii) the Borrower’s failure may be deemed by Holder to be an Event of Default.

        2.4          Maximum Conversion.   The Holder shall not be entitled to convert on a Conversion Date that amount of the Note according to Section 2.1(a) and (b) of this Agreement in connection with that number of Units comprised of Common Shares and an equal number of Warrants to purchase Warrant Shares which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the Holder and its affiliates on a Conversion Date, (ii) any Common Stock issuable in connection with the unconverted portion of the Note, and (iii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Borrower on such Conversion Date. For the purposes of this Section 2.3, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate conversions of only 4.99% and aggregate conversion by the Holder may exceed 4.99%. The Holder shall have the authority and obligation to determine whether the restriction contained in this Section 2.3 will limit any conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the Notes are convertible shall be the responsibility and obligation of the Holder. The Holder may waive the conversion limitation described in this Section 2.3, in whole or in part, upon and effective after 61 days prior written notice to the Borrower. The Holder may decide whether to convert a Note to achieve an actual 4.99% ownership position.

ARTICLE III

EVENT OF DEFAULT

        The occurrence of any of the following events of default (“Event of Default”) shall, at the option of the Holder, as evidenced by providing written notice hereof, make all sums of principal and interest (to the extent accrued) then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment, or grace period, all of which hereby are expressly waived, except as set forth below:

        3.1          Failure to Pay Principal or Interest.   The Borrower fails to pay any installment of principal, interest or other sum due under this Note when due and such failure continues for a period of ten (10) business days after written notice to the Borrower from the Holder.

        3.2          Breach of Covenant.   The Borrower breaches any material covenant or other term or condition of the Subscription Agreement or this Note in any material respect and such breach, if subject to cure, continues for a period of ten (10) business days after written notice to the Borrower from the Holder.

        3.3          Breach of Representations and Warranties.   Any material representation or warranty of the Borrower made herein, in the Subscription Agreement, or in any agreement, statement or certificate given in writing pursuant hereto or in connection therewith shall be false or misleading in any material respect as of the date made and the Closing Date.

        3.4          Receiver or Trustee.   The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed without the consent of the Borrower and is not dismissed within forty-five (45) days of appointment.

        3.5          Judgments.   Any money judgment, writ or similar final process shall be entered or filed against Borrower or any of its property or other assets for more than $100,000, and shall remain unvacated, unbonded or unstayed for a period of forty-five (45) days.

        3.6          Bankruptcy.   Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower and if instituted against Borrower are not dismissed within forty-five (45) days of initiation.

        3.7          Delisting.   Delisting of the Common Stock from any Principal Market without relisting on another Principal Market within seven days of such delisting; failure to comply with the requirements for continued listing on any Principal Market for a period of ten consecutive trading days; or notification from any Principal Market that the Borrower is not in compliance with the conditions for such continued listing on such Principal Market and Borrower’s failure to be in compliance within seven days of such notice.

        3.8          Non-Payment.   A payment default by the Borrower under any one or more obligations in an aggregate monetary amount in excess of $100,000 for more than twenty days after the due date, and any applicable grace period.

        3.9          Stop Trade.   An SEC or judicial stop trade order or Principal Market trading suspension that lasts for ten or more consecutive trading days.

        3.10          Failure to Deliver Common Stock or Replacement Note.   Borrower’s failure to timely deliver Common Stock to the Holder pursuant to and in the form required by this Note and Sections 7 and 11 of the Subscription Agreement, or, if required, a replacement Note.

        3.11          Reservation Default.   Failure by the Borrower to have reserved for issuance upon conversion of the Note the amount of Common Stock as set forth in this Note and the Subscription Agreement.

        3.12          Cross Default.   A default by the Borrower of a material term, covenant, warranty or undertaking of any other agreement to which the Borrower and Holder are parties, or the occurrence of a material event of default under any such other agreement which is not cured after any required notice and/or cure period.

ARTICLE IV

MISCELLANEOUS

        4.1          Failure or Indulgence Not Waiver.   No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

        4.2          Notices.   All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

         (i)   if to the Borrower to: Valcent Products Inc., 420-475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3, Attn: Grant Atkins, telecopier number: (604) 606-7980, with an additional copy only by telecopier only to: George Orr, Suite 1010 – 789 West Pender, Vancouver, British Columbia, Canada V6C-1H2, telecopier number: (604) 606-7980, and

         (ii)   if to the Holder, to the name, address and telecopy number set forth on the front page of this Note.

        4.3          Amendment Provision.   The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

        4.4          Assignability.   The obligations of Borrower under this Note are not assignable without the consent of the Holder. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and the permitted assigns of the Note.

        4.5          Governing Law.   This Note shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil provincial courts of Alberta, Canada. Each of the Borrower, Holder and any signator hereto in his personal capacity hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction in Alberta, Canada of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs as per that allowed by the courts in the jurisdiction of Alberta, Canada.

        4.6          Maximum Payments.   Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

        4.7          Shareholder Status.   The Holder shall not have rights as a shareholder of the Borrower with respect to unconverted portions of this Note. However, the Holder will have all the rights of a shareholder of the Borrower with respect to the Units comprised of Common Shares and an equal number of Warrants to purchase Warrant Shares of Common Stock to be received by Holder three business days (3) after delivery by the Holder of a Conversion Notice to the Borrower.

ARTICLE V

Registration Rights

        5.1          Registration Rights.   The Holder of this Warrant has been granted certain registration rights by the Company. These registration rights are set forth in the Subscription Agreement. The terms of the Subscription Agreement are incorporated herein by this reference.

        IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the ____ day of January, 2007.

VALCENT PRODUCTS INC. By: ____________________________________ Name: Title:

WITNESS:

____________________________________

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to convert the Note)

        The undersigned hereby elects to convert $_________ of the principal and $_________ of the interest due on the Note issued by Valcent Products Inc. on January____, 2007 into Units comprised of Common Shares and an equal number of Warrants to purchase Warrant Shares of of Valcent Products Inc. (the “Borrower”) according to the conditions set forth in such Note, as of the date written below.

Date of Conversion:____________________________________________________________________

Conversion Price: USD$0.50

Units To Be Delivered:__________________________________________________________

Signature:____________________________________________________________________________

Print Name:__________________________________________________________________________

Address:_____________________________________________________________________________

                ____________________________________________________________________________

Delivery Address:_____________________________________________________________________

                    ____________________________________________________________________________

EXHIBIT “A”

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [DATE THAT IS FOURMONTHS AND A DAY AFTER THE CLOSING.]

AND

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO VALCENT PRODUCTS INC. THAT SUCH REGISTRATION IS NOT REQUIRED.”

Right to Purchase ________ shares of Common Stock of Valcent Products Inc. (subject to adjustment as provided herein)

COMMON STOCK PURCHASE WARRANT

No. 2007- _________	Issue Date: January ____, 2007

        This Common Stock Purchase Warrant will only be issued pursuant to the terms of a subscription agreement and convertible note both between the Borrower and the Holder, dated of even date herewith (the “Subscription Agreement” and the “Convertible Note”), and shall be governed by the terms of such Subscription Agreement and Convertible Note. Unless otherwise separately defined herein, all capitalized terms used in this Common Stock Purchase Warrant shall have the same meaning as is set forth in the Subscription Agreement. The following terms shall apply to this Common Stock Purchase Warrant:

        VALCENT PRODUCTS INC., a corporation organized under the laws of the province of Alberta, Canada (the "Company"), hereby certifies that, for value received,______________________________________________________ _________________________________________________________________________________or its assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company at any time after an event of conversion of amounts relating to the Convertible Note (the “Issue Date”) until 5:00 p.m., E.S.T on December 11, 2008 (the “Expiration Date”), up to ____________ fully paid and nonassessable shares of Common Stock at a per share purchase price of USD$0.70. The aforedescribed purchase price per share, as adjusted from time to time as herein provided, is referred to herein as the “Purchase Price.” The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein. The Company may reduce the Purchase Price without the consent of the Holder. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Subscription Agreement and Convertible Note, both dated January____, 2007, entered into by the Company and Holder of the Convertible Note.

        As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

         (a)        The term “Company” shall include Valcent Products Inc. and any corporation which shall succeed or assume the obligations of Valcent Products Inc. hereunder.

         (b)        The term “Common Stock” includes (a) the Company’s Common Stock, no par value per share, as authorized on the date of the Subscription Agreement, and (b) any other securities into which or for which any of the securities described in (a) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

         (c)        The term “Other Securities” refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 or otherwise.

         (d)        The term “Warrant Shares” shall mean the Common Stock issuable upon exercise of this Warrant.

    1.        Exercise of Warrant.

         1.1.        Number of Shares Issuable upon Exercise. From and after the Issue Date through and including the Expiration Date, the Holder hereof shall be entitled to receive, upon exercise of this Warrant in whole in accordance with the terms of subsection 1.2 or upon exercise of this Warrant in part in accordance with subsection 1.3, shares of Common Stock of the Company, subject to adjustment pursuant to Section 4.

         1.2.        Full Exercise. This Warrant may be exercised in full by the Holder hereof by delivery of an original or facsimile copy of the form of subscription attached as Exhibit A hereto (the “Subscription Form”) duly executed by such Holder and surrender of the original Warrant within four (4) business days of exercise, to the Company at its principal office or at the office of its Warrant Agent (as provided hereinafter), accompanied by payment, in cash, wire transfer or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying the number of shares of Common Stock for which this Warrant is then exercisable by the Purchase Price then in effect.

         1.3.        Partial Exercise. This Warrant may be exercised in part (but not for a fractional share) by surrender of this Warrant in the manner and at the place provided in subsection 1.2 except that the amount payable by the Holder on such partial exercise shall be the amount obtained by multiplying (a) the number of whole shares of Common Stock designated by the Holder in the Subscription Form by (b) the Purchase Price then in effect. On any such partial exercise, the Company, at its expense, will forthwith issue and deliver to or upon the order of the Holder hereof a new Warrant of like tenor, in the name of the Holder hereof or as such Holder (upon payment by such Holder of any applicable transfer taxes) may request, the whole number of shares of Common Stock for which such Warrant may still be exercised.

         1.4.        Fair Market Value. Fair Market Value of a share of Common Stock as of a particular date (the “Determination Date”) shall mean:

             (a)        If the Company’s Common Stock is traded on an exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”), National Market System, the NASDAQ SmallCap Market or the American Stock Exchange, LLC, then the closing or last sale price, respectively, reported for the last business day immediately preceding the Determination Date;

             (b)        If the Company’s Common Stock is not traded on an exchange or on the NASDAQ National Market System, the NASDAQ SmallCap Market or the American Stock Exchange, Inc., but is traded in the over-the-counter market, then the average of the closing bid and ask prices reported for the last business day immediately preceding the Determination Date;

             (c)        Except as provided in clause (d) below, if the Company’s Common Stock is not publicly traded, then as the Holder and the Company agree, or in the absence of such an agreement, by arbitration in accordance with the rules then standing of the American Arbitration Association, before a single arbitrator to be chosen from a panel of persons qualified by education and training to pass on the matter to be decided; or

             (d)        If the Determination Date is the date of a liquidation, dissolution or winding up, or any event deemed to be a liquidation, dissolution or winding up pursuant to the Company’s charter, then all amounts to be payable per share to holders of the Common Stock pursuant to the charter in the event of such liquidation, dissolution or winding up, plus all other amounts to be payable per share in respect of the Common Stock in liquidation under the charter, assuming for the purposes of this clause (d) that all of the shares of Common Stock then issuable upon exercise of all of the Warrants are outstanding at the Determination Date.

         1.5.        Company Acknowledgment. The Company will, at the time of the exercise of the Warrant, upon the request of the Holder hereof acknowledge in writing its continuing obligation to afford to such Holder any rights to which such Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Holder any such rights.

         1.6.        Trustee for Warrant Holders. In the event that a bank or trust company shall have been appointed as trustee for the Holder of the Warrants pursuant to Subsection 3.2, such bank or trust company shall have all the powers and duties of a warrant agent (as hereinafter described) and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

        1.7         Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within four (4) business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder hereof, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then Fair Market Value of one full share of Common Stock, together with any other stock or other securities and property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 1 or otherwise.

    2.      Cashless Exercise.

         (a)        If a Registration Statement (as defined in the Subscription Agreement) (“Registration Statement”) is effective and any other applicable securities laws allow, the Holder may sell its shares of Common Stock upon exercise hereof pursuant to the Registration Statement, this Warrant may be exercisable in whole or in part for cash only as set forth in Section 1 above. If no such Registration Statement is available during the time that such Registration Statement is required to be effective pursuant to the terms of the Subscription Agreement, then payment upon exercise may be made at the option of the Holder either in (i) cash, wire transfer or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Purchase Price, (ii) by delivery of Common Stock issuable upon exercise of the Warrants in accordance with Section (b) below or (iii) by a combination of any of the foregoing methods, for the number of Common Stock specified in such form (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock issuable to the holder per the terms of this Warrant) and the holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

         (b)        If the Fair Market Value of one share of Common Stock is greater than the Purchase Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being cancelled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Subscription Form in which event the Company shall issue to the holder a number of shares of Common Stock computed using the following formula:

Where	X=Y (A-B) A X= Y= A= B=

 the number of shares of Common Stock to be issued to the holder the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the
 Warrant being exercised (at the date of such calculation)

 the Fair Market Value of one share of the Company's Common Stock (at the date of such calculation)

Purchase Price (as adjusted to the date of such calculation)

        For purposes of Rule 144 promulgated under the 1933 Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Convertible Note Agreement.

    3.        Adjustment for Reorganization, Consolidation, Merger, etc.

         3.1.        Reorganization, Consolidation, Merger, etc.   In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1, at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

         3.2.        Dissolution.   In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrants after the effective date of such dissolution pursuant to this Section 3 to a bank or trust company (a “Trustee”) having its principal office in New York, NY, as trustee for the Holder of the Warrants.

         3.3.        Continuation of Terms.   Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the Other Securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any Other Securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 4. In the event this Warrant does not continue in full force and effect after the consummation of the transaction described in this Section 3, then only in such event will the Company’s securities and property (including cash, where applicable) receivable by the Holder of the Warrants be delivered to the Trustee as contemplated by Section 3.2.

    4.        Extraordinary Events Regarding Common Stock.   In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Purchase Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchase Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the Holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be adjusted to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Purchase Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Purchase Price in effect on the date of such exercise.

    5.        Certificate as to Adjustments.   In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrants, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the Holder of the Warrant and any Warrant Agent of the Company (appointed pursuant to Section 11 hereof).

    6.        Reservation of Stock, etc. Issuable on Exercise of Warrant; Financial Statements.   The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant. This Warrant entitles the Holder hereof to receive copies of all financial and other information distributed or required to be distributed to the holders of the Company’s Common Stock.

    7.        Assignment; Exchange of Warrant.   Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a “Transferor”). On the surrender for exchange of this Warrant, with the Transferor’s endorsement in the form of Exhibit B attached hereto (the “Transferor Endorsement Form”) and together with an opinion of counsel reasonably satisfactory to the Company that the transfer of this Warrant will be in compliance with applicable securities laws, the Company at its expense, twice, only, but with payment by the Transferor of any applicable transfer taxes, will issue and deliver to or on the order of the Transferor thereof a new Warrant or Warrants of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a “Transferee”), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor. No such transfers shall result in a public distribution of the Warrant.

    8.        Replacement of Warrant.   On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense, twice only, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

    9.        Registration Rights.   The Holder of this Warrant has been granted certain registration rights by the Company. These registration rights are set forth in the Subscription Agreement. The terms of the Subscription Agreement are incorporated herein by this reference.

    10.        Maximum Exercise.   The Holder shall not be entitled to exercise this Warrant on an exercise date, in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the Holder and its affiliates on an exercise date, and (ii) the number of shares of Common Stock issuable upon the exercise of this Warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock on such date. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate exercises which would result in the issuance of more than 4.99%. The restriction described in this paragraph may be waived, in whole or in part, upon sixty-one (61) days prior notice from the Holder to the Company. The Holder may allocate which of the equity of the Company deemed beneficially owned by the Subscriber shall be included in the 4.99% amount described above and which shall be allocated to the excess above 4.99%.

    11.        Transfer on the Company’s Books.   Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

    12.        Notices.   All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

    (i)        if to the Company to: Valcent Products Inc., 420-475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3, Attn: Grant Atkins, telecopier number: (604) 606-7980, with an additional copy only by telecopier only to: George Orr, Suite 1010 – 789 West Pender, Vancouver, British Columbia, Canada V6C-1H2, telecopier number: (604) 606-7980, and

    (ii)        if to the Holder, to the address and telecopier number listed on the first paragraph of this Warrant, with an additional copy by telecopier only to: ______________________________

    13.        Currency.   All references to currency herein shall mean the currency of the United States of America.

    14.        Miscellaneous.   This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be construed and enforced in accordance with and governed by the laws of Alberta, Canada. Any dispute relating to this Warrant shall be adjudicated in Alberta, Canada. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

        IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

VALCENT PRODUCTS INC. By: _____________________________________________________________ Name: __________________________________________ Title: __________________________________________

Witness:

______________________________________________________

Exhibit A

FORM OF SUBSCRIPTION
(to be signed only on exercise of Warrant)

TO: VALCENT PRODUCTS INC.

The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase (check applicable box):

___     ________ shares of the Common Stock covered by such Warrant; or

___     the maximum number of shares of Common Stock covered by such Warrant pursuant to the cashless exercise procedure set forth in Section 2.

The undersigned herewith makes payment of the full purchase price for such shares at the price per share provided for in such Warrant, which is $___________. Such payment takes the form of (check applicable box or boxes):

___     $__________ in lawful money of the United States; and/or

___     the cancellation of such portion of the attached Warrant as is exercisable for a total of _______ shares of Common Stock (using a Fair Market Value of $_______ per share for purposes of this calculation); and/or

___     the cancellation of such number of shares of Common Stock as is necessary, in accordance with the formula set forth in Section 2, to exercise this Warrant with respect to the maximum number of shares of Common Stock purchasable pursuant to the cashless exercise procedure set forth in Section 2.

The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _____________________________________________________ whose address is __________________________________________________________________________________________________________________________________________________________________________

Number of Shares of Common Stock Beneficially Owned on the date of exercise: Less than five percent (5%) of the outstanding Common Stock of Valcent Products Inc.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from registration under the Securities Act.

Dated:___________________	_________________________________________________________
(Signature must conform to name of holder as specified on the face of the Warrant)

______________________________________
______________________________________
(Address)

Exhibit B

FORM OF TRANSFEROR ENDORSEMENT
(To be signed only on transfer of Warrant)

        For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading “Transferees” the right represented by the within Warrant to purchase the percentage and number of shares of Common Stock of VALCENT PRODUCTS INC. to which the within Warrant relates specified under the headings “Percentage Transferred” and “Number Transferred,” respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of VALCENT PRODUCTS INC. with full power of substitution in the premises.

Transferees	Percentage Transferred	Number Transferred

Dated: ______________, ___________	_________________________________________________________ (Signature must conform to name of holder as specified on the face of the warrant)

Signed in the presence of: ______________________________________ (Name)	_________________________________________________________ _________________________________________________________ (address)

ACCEPTED AND AGREED: [TRANSFEREE] ______________________________________ (Name)	_________________________________________________________ _________________________________________________________ (address)